Form 10KSB40, Exhibit 13
period 1999-10-31
BIO LOK INTERNATIONAL INC
filed 2000-02-08
CIK 840573

                                                                     Exhibit 13

                               ANNUAL REPORT 1999

                                       OF

                           BIO-LOK INTERNATIONAL INC.




                                TABLE OF CONTENTS

                                                                                  Page
                                                                                  ----
Financial Highlights............................................................    1
Letter to Shareholders from the President.......................................    2
Business Review.................................................................    3
Financial Review................................................................    6
Financial Statements - Prepared by Auditors
         Independent Auditors' Report...........................................  F-1
         Balance Sheets.........................................................  F-2
         Statements of Operations...............................................  F-3
         Statements of Changes in Stockholders' Equity..........................  F-4
         Statements of Cash Flows...............................................  F-5
         Notes to Financial Statements..........................................  F-6 to F-18
Management Information
         Select Financial Data..................................................    8
         Market Information for Common Stock....................................    9
         Office of the Chairman, Board of Directors and Corporate Officers......   10
Corporate Information...........................................................   11



                              FINANCIAL HIGHLIGHTS



($ in thousands, except                                                October 31,     October 31,    % Increase
 per share amounts)                                                       1999            1998        (Decrease)
-----------------------                                               ------------     -----------    -----------
Net Sales...........................................................   $1,511,975       $1,436,492        5%
Income from Operations..............................................      174,965         (248,649)      --
Income before income taxes & extraordinary items....................       80,374         (353,553)      --
Net Income (loss)...................................................       80,374         (353,553)      --
Cash provided from operations.......................................      108,231          (18,553)      --
Capital expenditures................................................        6,930            9,575       --
Working capital ratio...............................................        1.7:1            1.4:1
Total Assets .......................................................    1,870,325        1,902,791

Shareholders' equity................................................      754,637          568,493
Per share:
     Net income (loss) - Diluted....................................   $      .01       $     (.09)
     Book value.....................................................          .13              .14
     Dividends declared.............................................          -0-              -0-


                    LETTER TO SHAREHOLDERS FROM THE PRESIDENT



To: Shareholders of Bio-Lok International Inc.

Fiscal Year 1999, our turnaround year, ended with our first profit since the Chapter XI was declared in 1996. Fiscal Year 1999 sales were $1,512,000 with a profit after tax of $80,000, compared to the 1998 loss of $354,000, on sales of $1,436,000. Sales are forecasted to increase by 50% in fiscal year 2000 with a related profit increase of 250%.

This year the "Silhouette" tapered implant line was introduced and was received very well by the industry. It will become a major product line of the company and the focal point for marketing over the next year.

Our international distribution network was strengthened with the addition of BioDental S.A. in Argentina. BioDental has regained all our lost business and is adding quickly to its customer base.

R&D activities were initiated on a laser machined surface that we believe will revolutionize dental implantology. This patented process, owned by Orthogen Corporation, enhances bone growth to the implant surface. It is expected that 99% of all bone die-back (cupping) which is an industry wide problem today would be eliminated after the prosthesis is installed. The company is committed to successfully bringing this product to market by FY2001. Currently, the acquisition of Orthogen Corporation is being finalized, and development and approval of the test protocol for "Laser-Lok" is being completed.

This year our efforts are on sales and profit growth, updating manufacturing equipment and completion of the development of the "Laser-Lok" technology. The company plans on opening additional distribution in Europe, Brazil, Australia, New Zealand and South Africa. In January, with the hire of an industry trained and experienced salesperson, domestic sales operations are in the process of being rebuilt. Our intention is to have salespeople servicing all the major metropolitan and high density areas of the country.

Last year we said that 1999 was going to be our "turnaround year" - and it was. This year is our growth year. New machinery is replacing old. New, experienced employees are being added. We again have planned podium time in upcoming industry shows. Our growth strategy is on a sound foundation with planned 50% per year growth forecasted for the next three years.

Sincerely,

/s/ Bruce L. Hollander
----------------------
Bruce L. Hollander
Chairman & CEO

                                 BUSINESS REVIEW

Bio-Lok International Inc. ("Bio-Lok" or the "Company") is a manufacturer, distributor and marketer of medical devise products. Presently, Bio-Lok's primary product line consists of its proprietary Dental Implant Product Line which is comprised of dental implants (screws and cylinders), their prosthetics, tools, devices, kits and irrigated spade drills - the "MICRO-LOK PRECISION DENTAL IMPLANT SYSTEM."

The Company has registered it products with the FDA and has obtained its requisite FDA 510(k)'s. Domestically the Company markets its product line directly to the end-user. Internationally, marketing is accomplished via select Distributors on a country by country basis, joint ventures or wholly owned subsidiary. To this extent, the Company has obtained and is maintaining its certification of ISO 9001 / EN 46001 and CE Mark to enable it to market the product line in Europe or specifically the EEC.

Dental implants are the foundation upon which natural looking teeth are placed via a sound and lasting prosthesis. Implants (small anchor shaped like screws or cylinders) are the artificial substitutes for the natural roots of teeth, are made out of bio-compatible titanium alloy and are placed into the jawbone. The titanium alloy utilized is of clinical grade, is inert, and placed in the maxilla or mandible bone, represents a space age material which has the unique ability to form a permanent biological bond (bio-lok) with living tissue.

The merits of having implants instead of the conventional bridge and denture plates are as follows:

     - dental implants can provide support for a full denture, making it more secure and comfortable; - dental implants support a fixed bridge eliminating the need for a removable partial denture;
     - implants can assist in the replacement of a single tooth without the need to alter adjacent teeth;
     - advantages are that they can support replacement teeth in much the same way as tooth roots
     - support natural teeth. Many dentures wobble, click or cause pain, and dental implants provide a sound alternative;
     - dental implants can prevent embarrassment about spaces from missing teeth, instead you can enjoy foods again, smile, and speak with confidence.

Dental implants are placed by trained dentists. Implants can have a high success rate (Micro-Lok Implant have a 98.5% success rate highest in the industry) if placed properly and expertly, and with proper oral care and regular dental visits. Dental implants can last a lifetime.

The dental implants and related products manufactured and distributed are as follows:

     - 3.45mm, 4.00mm, 5.00mm and 6.50mm platform screw and cylinder type implant; both implant styles have external hex tops, and are coated either HA or TPS or RBM treated (uncoated);
     - New product introduced was the "Silhouette" tapered screw implant; a 5.00mm platform implant was introduced in late summer 1998; a 4.00mm platform version was introduced in December 1998; and a 6.50mm platform implant was introduced in October 1999;
     - an extensive line of prosthetic armamentarium to avail a practitioner of a number of options in completing a prosthesis.

The Company, along with its primary clinicians, constantly reviews its designs, evaluates new concepts, and develops improved and new products to augment the Micro-Lok Precision Implant System.

Overall, in the process of developing the product line the Company has filed for fourteen patents. Eight patents have been granted to date and cover many unique aspects and designs incorporated into the Micro-Lok Precision Implant System. Patent documents include the (1) internal journal design, (2) implant to abutment fit, (3) irrigated four fluted drills (burr), (4) thread and surface designs, (5) buttress thread design, (6) system screw security, etc.

The Company's marketing and sales effort is segregated into two distinct functions to enable management to properly evaluate, monitor, and provide direction and guidance. The two marketing operations are identified as DOMESTIC and INTERNATIONAL. The domestic and international market are covered by the promotion of seminars and meetings; association with Universities, dental laboratories, clinics, and practitioners; attending select dental conventions; space advertising, article publication and flyer distribution to promote the company and its products; and, by direct support of international. To accomplish this feat the Company has developed promotional literature, direct marketing material, catalogs, manuals, and etc.

DOMESTIC. The domestic marketplace covers the 50 states and territories. The current market is estimated at over $250 million in sales with a real growth at about 8%. Bio-Lok is in the process of rebuilding its domestic market.

Presently, the Company is developing the domestic market by hiring salespersons, independent contractors or local and regional distributors. These marketers are anticipated to be located in large metropolitan areas and areas with high populations. It is anticipated that the Company will have, by year end, 5 salespersons selling the Micro-Lok Implant System in the US with added salespersons to be hired in the following years.

INTERNATIONAL. Presently, Bio-Lok is engaged in sales activity in eleven (11) countries - Argentina, Chile, Colombia, Italy, Mexico, Spain and Portugal, S. Korea, Taiwan, Romania and Venezuela. Product is sold into the markets to individual Distributor entities. For each country, a distribution agreement is entered into with a Distributor for the right to sell the product line. In turn, the Distributor is expected to promote, market and sell the products as the Micro-Lok Dental Implant System direct to practitioners.

Other markets that are in the process of being developed are Brazil, Australia, New Zealand, England, France, Germany, Austria and the Scandinavian Countries. Attempts in entering these markets have, in the past and will in the future, be accomplished via personal contact of qualified entities, representation at dental trade shows, and word of mouth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL RESULTS OF OPERATIONS AND CONDITION.

The Plan of Reorganization was approved by the creditors and by the Court on February 13, 1997, subsequently, in January 1998, the file was closed. Since emerging from the Chapter XI filing the company has evolved into a profitable entity, expanded and introduced new products to the Micro-Lok Precision Implant System, and improved manufacturing capacity and efficiency by the addition of new machinery.

SALES AND PROFITS. [1999 VS. 1998] Net Revenue for 1999 totaled $1,511,975 which represented a 5% increase over prior year. The increase was primarily attributable to the continued increase of the international market.

Gross Profit for the year totaled $1,056,638 and reflected a 9% increase over prior year. The increase is solely due to continued improved margins being achieved, maintaining cost controls, and continued improvements in inventory control.

Selling expenses for the year continued to decrease due to the restructuring of the domestic sales operation. Selling expense for the year totaled $192,626, was $112,538 lower than prior year or reflected a 37% decrease. With 2000 the costs will begin increasing as the domestic sales operation is re-staffed.

General and administrative expenses also decreased $222,958 from prior year to $689,047, a 24% decrease. The decreased costs incurred are the direct result of a number of non-recurring costs incurred in the prior year - ISO and CE mark certification and increasing the reserve for losses by over $120,000. Adjusting for non-recurring costs expenses incurred would be comparable to prior year results.

Other income and expenses decreased to $94,591, and reflected a 10% decrease from prior year. The decrease is solely attributable to lower interest expenses incurred.

Net Income for the period totaled $80,374 and represented a $433,927 increase from prior year results. The profits where achieved from increased sales, increase in efficiency and continued cost controls.


SALES AND PROFITS. [1998 VS. 1997] Net Revenue for 1998 totaled $1,436,492 and represented a modest 2% increase over prior year. The increase is primarily attributable to the continued increase of the international market. The domestic market continues to be impacted from the company's past but has shown an improvement in the past months.

Gross Profit for the year totaled $968,520 and reflected a 2% increase over prior year. The increase is solely due to improved margins, maintaining cost controls, and due to continued and improved inventory control procedures during the year even with the development of the new "Silhouette" implant.

Selling expenses for the year decreased slightly to $305,164 a 2% decrease. The lower costs incurred resulted from the restructuring of the sales staff and investing in advertising, new catalogs and promotional literature.

General and administrative expenses increased from prior year by $276,326 to $912,005 or 44%. The increased costs incurred are the direct result of obtaining the ISO and CE mark certification, reserve for losses totaling $118,000 having to be established for a number accounts - both domestic and international, stock issued to officers in lieu of salary and bonuses, and stock issued to Board Members and clinicians for services rendered.

Other income and expenses increased by $57,453 to $104,904. This increase in expenses reflects a full years impact of interest on the plan payments and the revolving loan financing arrangement. The extraordinary items reflected in 1997 represented a one time occurrence and resulted from the Chapter XI's Plan of Reorganization being adopted in February 1997.

Net Income for the period was a loss of $353,553 for the year. Adjusting for the increase in the reserve for losses booked and stocks issued, net income would have totaled only a loss of $45,651. A better measurement of the results of the Company is Income from Operations. Income from Operations after adjusting for the increase in the reserve for losses and stocks issued totaled a loss of $85,859 and was $14,938 over prior years result. The result reflected an increase achieved due to increases in sales and cost controls maintained.

MANAGEMENT'S REVIEW.

Bio-Lok's products are sold through out the United States and internationally in over ten countries. The engineering and technical aspects of the implant system, the patented features, along with the extensiveness of its prosthetics, tools, devices and drills are its strength and provide the Company a competitive advantage in the marketplace.

Improved results achieved at income from operations were realized even with the introduction of the new 5.0mm and 6.50mm platform "Silhouette" and related tapered spade drills along with improvements to prosthetic parts and tooling.

The Company is featured on the INTERNET via its own web site home page - biolok@biolok.com. The web site details product information, the catalog, marketing and sales information, and provides a method for ordering product.

OUTLOOK FOR THE FISCAL YEAR 2000.

The Company's "MICRO-LOK PRECISION DENTAL IMPLANT SYSTEM" presents an excellent product line which is technically superior and better engineered than most other systems in the marketplace. The product line offers the broadest selection of dental implants and prosthetic armamentarium, and by its patented designs presents to the market a "state of the art" product.

Management anticipates continued growth of its international markets and with the re-staffing of the domestic market expects sales to accelerate rapidly.



                                FINANCIAL REVIEW
--------------------------------------------------------------------------------
The information contained in this financial review should be read in conjunction with the consolidated financial information provided on pages F1 to F18 of this Annual Report.
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

SALES. Net sales increased by $75,483 for 1999. The increase was due to the continued growth of the international markets. The domestic market growth remained flat, but is expected to grow in 2000. To achieve the domestic growth goals a direct sales staff is being hired.

COSTS AND EXPENSES. Costs and expenses continued to be controlled for the year. Overall expenses continued to decrease for the year due to the continued re-alignment of the domestic market and non-recurring one time expenses incurred in the prior year. Expenses are continuing to be monitored and controlled, but will increase going forward as market penetration is achieved.

INCOME FROM OPERATIONS. Results totaled $174,965 and represented an 11.6% return on sales. The results achieved represented a considerable improvement over prior year and will continue to improve as sales increase.

NET INCOME. Results for the year was $80,374. The result represents an increase from prior year even after adjusting for the non-recurring expenses. As sales continue to increase the results at net income will improve.

TAX RATE. No tax provision was recorded for 1999 then the business had an operating loss carry forward. (See Note 7 - Income Taxes of the Notes to the Financial Statements included herewith).

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES. At October 31, 1999, Bio-Lok had limited funds on-hand and working capital totaled $595,000. The Company's revolving line of credit is expiring and must be replace by May 2000. Currently, the outstanding balance totals $417,410. To this extent, the company's management and Board are continually looking for and soliciting new capital and financing sources.

OPERATING ACTIVITIES. For the year operating activities generated a profit of $174,965, a turn-a-round from the loss generated the prior year. The improved results are directly attributable to increased sales, manufacturing efficiency and lower costs incurred for 1999.

INVESTING ACTIVITIES. Capital expenditures for 1999 totaled only $6,930. The expenditures where primarily for systems upgrades to be fully 2000 compatible.

DIVIDEND. No dividends were declared or paid for the year 1999 to any shareholder.

NEW ACCOUNTING STANDARDS. See Note 1 of the Notes to Financial Statements for any accounting standards adopted.

IMPACT OF INFLATION AND FOREIGN EXCHANGE. None, primary raw materials utilized in manufacturing have not fluctuated greatly in the past and are not expected in the future.

All foreign sales activities are conducted in US dollars. All domestic and international payments are remitted to the Company in dollars.

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of:
 Bio-Lok International, Inc.

We have audited the accompanying balance sheet of Bio-Lok International, Inc. as of October 31, 1999 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Bio-Lok International, Inc. as of October 31, 1998 where audited by other auditors whose report dated August 15, 1999, expressed an unqualified opinion on those statements and included an explanatory paragraph describing conditions that raised substantial doubt about its ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Bio-Lok International, Inc. as of October 31, 1999 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 5 and 12 to the financial statements, the Company's line of credit will not be renewed and the Company is seeking a new financing source. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter is also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                  WEINBERG & COMPANY, P.A.



Boca Raton, Florida
December 9, 1999

                           Bio-Lok International, Inc.
                                  BALANCE SHEET
                                OCTOBER 31, 1999


                                     ASSETS

CURRENT ASSETS
 Cash and cash equivalents                               $    17,079
 Accounts receivable, net                                    390,008
 Inventory                                                   952,433
 Prepaid expenses                                             21,749
                                                         -----------
    Total Current Assets                                   1,381,269
                                                         -----------
PROPERTY AND EQUIPMENT, NET                                  185,848
                                                         -----------

OTHER ASSETS
 Deposits                                                     10,747
 Inventory                                                   278,623
 Other assets                                                 13,838
                                                         -----------
         Total Other Assets                                  303,208
                                                         -----------
TOTAL ASSETS                                             $ 1,870,325
------------                                             ===========



                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Revolving loan payable                                  $   417,410
 Accounts payable - trade and accrued expenses                72,338
 Accounts payable - other                                     12,279
 Notes and loans payable - current portion                   242,790
 Liabilities under capital lease                              17,684
 Due to related parties                                       23,551
                                                         -----------
    Total Current Liabilities                                786,052
                                                         -----------
LONG-TERM LIABILITIES
 Notes and loans payable - noncurrent portion                329,636
                                                         -----------
    Total Long-term Liabilities                              329,636
                                                         -----------
TOTAL LIABILITIES                                          1,115,688
                                                         -----------

STOCKHOLDERS' EQUITY
 Common stock $0.01 par value, 7,000,000 shares
  authorized, 5,642,275 issued and outstanding                56,423
 Additional paid-in capital                                2,172,267
 Accumulated deficit                                      (1,474,053)
                                                        ------------

    Total Stockholders' Equity                               754,637
                                                        ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $  1,870,325
                                                        ============



                 See accompanying notes to financial statements.

                           BIO-LOK INTERNATIONAL, INC.
                            STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED OCTOBER 31, 1999 AND 1998


                                                1999          1998
                                             ----------    ----------

SALES REVENUES - NET                        $ 1,511,975    $1,436,492

COST OF SALES                                   455,337       467,972
                                            -----------    ----------

GROSS PROFIT                                  1,056,638       968,520
                                            -----------    ----------

OPERATING EXPENSES
 Selling expenses                               192,626       305,164
 General and administrative expenses            689,047       912,005
                                            -----------    ----------

TOTAL OPERATING EXPENSES                        881,673     1,217,169
                                            -----------    ----------

INCOME (LOSS) FROM OPERATIONS                   174,965      (248,649)
                                            -----------    ----------

OTHER INCOME (EXPENSES)
 Other income                                     2,250         7,500
 Interest expense                               (96,841)     (107,437)
 Other expenses                                      --        (4,967)
                                            -----------    ----------

NET OTHER INCOME (EXPENSES)                     (94,591)     (104,904)
                                            -----------    ----------

NET INCOME (LOSS)                           $    80,374    $ (353,553)
-----------------                           ===========    ==========

Net income (loss) per common
 share and equivalents -
  Basic                                     $       .02    $     (.09)
                                            ===========    ==========
  Diluted                                   $       .01    $       --
                                            ===========    ==========
Weighted average number of shares
 outstanding during period -
  Basic                                       4,986,765     3,926,464
                                            ===========    ==========
  Diluted                                     5,151,765     4,091,464
                                            ===========    ==========



                 See accompanying notes to financial statements.

                          BIO-LOCK INTERNATIONAL, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED OCTOBER 31, 1999 AND 1998

                                    Common Stock
                                 ---------------------        Additional
                                   Number                      Paid-in        Accumulated
                                 of Shares     Amount          Capital          Deficit           Total
                                ----------    --------       -----------     ------------      -----------
Balance, October 31, 1997       34,742,870    $347,429       $ 1,649,497     $ (1,200,874)     $   796,052

Issuance of stock to
 directors, officers and
 employees                       6,255,150      62,552            62,552               --          125,104

Reverse stock split 1 share
 for 10                        (36,898,162)   (368,982)          368,982               --               --

Issuance of common stock
 to clinicians                      20,500         205               205               --              410

Issuance of common stock
 to directors                       24,000         240               240               --              480

Cancellation of common
 stock                             (13,083)       (131)              131               --               --

Net loss                                --          --                --         (353,553)        (353,553)
                                ----------    --------       -----------     ------------      -----------

Balance, October 31, 1998        4,131,275      41,313         2,081,607       (1,554,427)         568,493

Issuance of common stock
 to directors, officers
 and employees                   1,467,000      14,670            88,020               --          102,690

Issuance of common stock
 to clinicians                      44,000         440             2,640               --            3,080

Net Income 1999                         --          --                --           80,374           80,374
                                ----------    --------       -----------     ------------      -----------

Balance October 31, 1999         5,642,275    $ 56,423       $ 2,172,267     $ (1,474,053)     $   754,637
                                ==========    ========       ===========     ============      ===========





                 See accompanying notes to financial statements

                           BIO-LOK INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED OCTOBER 31, 1999 AND 1998


                                                      1999        1998
                                                   ----------  ----------
Cash flows from operating activities:

 Net income (loss)                                 $   80,374  $ (353,553)
 Adjustments to reconcile net loss
  to net cash used in operating activities:
   Depreciation                                        63,337      84,674
   Loss on disposal of property                            --       4,000
   Provision for doubtful accounts,
    net of recoveries                                 (24,914)    117,773
   Issuance of common stock for services              105,770     125,994
 Changes in operating assets and liabilities:
 (Increase) decrease in:
   Accounts receivable                                 26,137     (19,062)
   Employee receivable                                     --          --
   Inventories                                         (9,881)    (58,130)
   Prepaid expenses and other assets                    1,424     (16,334)
   Deposits                                                --       3,375
  Increase (decrease) in:
   Accounts payable and accrued expenses             (134,016)     92,710
                                                   ----------  ----------

     Net cash provided by (used in)
      operating activities                            108,231     (18,553)
                                                   ----------  ----------

Cash flows from investing activities:
   Purchase of property and equipment                  (6,930)     (9,575)
                                                   ----------  ----------

     Net cash used in investing activities             (6,930)     (9,575)
                                                   ----------  ----------

Cash flows from financing activities:
   Increase (decrease) in bank overdraft              (26,557)     20,175
   Payment of capital lease obligation                (29,588)    (28,416)
   Payment of notes and loans payable                 (89,396)    (89,445)
   Proceeds from notes and loans payable                8,980       3,839
   Proceeds - net from revolving note payable          51,966     118,706
                                                   ----------  ----------

     Net cash provided by (used in)
      financing activities                            (84,595)     24,859
                                                   ----------  ----------

     Net increase (decrease) in cash                   16,706      (3,269)

Cash and cash equivalents at
 beginning of year                                        373       3,642
                                                   ----------  ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR           $   17,079  $      373
----------------------------------------           ==========  ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR INTEREST             $   96,841  $  103,841
                                                   ==========  ==========


                 See accompanying notes to financial statements.

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A) ORGANIZATION AND DESCRIPTION OF BUSINESS

         Bio-Lok International, Inc. (Bio-Lok) (the "Company") was incorporated in the State of Delaware in October 1987 under the name of Colfax, Inc. The Company changed its name to Minimatic Implant Technology, Inc. in June 1988, to American BioDental Corporation in April 1995 and to Bio-Lok International, Inc., its current name, in September 1996. In April 1997, the Company merged with its wholly owned subsidiary, Minimatic Implant Technology, Inc., incorporated in the State of Florida, and the latter Company was dissolved.

         The Company manufactures and distributes the "Micro-Lok Precision Implant System". The Company holds several patents and its products are primarily sold to international distributors. The Company's products are subject to various United States and international federal regulatory laws that restrict their sale to licensed medical practitioners in the United States and authorize import of product into the European Economic Community, respectively. The Company guarantees and warrants its products subject to certain restrictions and requirements and as a result of minimal returns, does not maintain any reserve for product warranties. The Company manufactures its products in a Federal Drug Administration and United States Military registered facility. The products are ISO 9001 Certified. The Company has determined that it operates in one reportable segment and it is impractical to report information by select parts of a product line and geographic area. The Company sells only one product line which consist of over 600 items and part numbers.

         The Company and its former subsidiary filed petitions under Chapter XI of the Bankruptcy laws in January 1996. On February 12, 1997, the Company's amended plan of reorganization was approved by its creditors and accepted by the Court. Liabilities were restructured to 30% of the original debts, except priority claims. The restructured debts were to be repaid over a 12 to 72 month period. The unsecured liabilities were discounted at a market rate of 9% in accordance with generally accepted accounting principles. Creditors also received common stock shares in the Company at one share per dollar for all debt not repaid (subsequently reverse split 1 share for 10). The Company was discharged from bankruptcy in January 1998 (See Note 6).

         (B) USE OF ESTIMATES

         In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999



NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

         (C) CASH AND CASH EQUIVALENTS

         For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

         (D) INVENTORIES

         Inventory is stated at the lower of average cost or market. Inventory, which is not expected to be sold in one year is classified as long term.

         (E) PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful life's of the assets from five to ten years.

         (F) INCOME TAXES

         The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (G) STOCK OPTIONS

         In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123") the Company has elected to account for Stock Options issued to employees under Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25") and related interpretations.

         (H) REVENUE RECOGNITION

         The Company recognizes revenues when goods are shipped.

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999



NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

         (I) PER SHARE DATA

         Basic net income (loss) per common share is computed based on the weighted average common shares outstanding during the year as defined by Statement of Financial Accounting Standards, No. 128, "Earnings Per Share" ("SFAS 128"). Diluted net income per common share is computed based on the weighted average common shares and common stock equivalents outstanding during the year as defined by SFAS 128.

         The following represents a reconciliation from basic to diluted earnings (loss) per share:

                                                       1999            1998
                                                       ----            -----

         Income (loss) to common shareholders       $    80,374    $  (353,553)
                                                    ===========    ===========
         Weighted average common shares
          outstanding                                 4,986,765      3,926,464
         Assumed exercise of common options              30,000         30,000
         Assumed exercise of stock warrants             135,000        135,000
                                                    -----------    -----------
         Diluted weighted average common
          shares outstanding                          5,151,765      4,091,464
                                                    ===========    ===========

           Basic earnings (loss) per common
            share                                   $      0.02    $     (0.09)
                                                    ===========    ===========
           Diluted earnings per common share        $      0.01    $        --
                                                    ===========    ===========

         For 1998, the effect of the assumed exercise of 165,000 stock options and warrants was not utilized in the computation of diluted earnings per share since the effect was anti-dilutive.

         (J) FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

         The carrying amounts of the Company's financial instruments, including accounts receivable, accounts payable, accrued liabilities, and notes and loans payable approximates fair value due to the relatively short period to maturity for these instruments.

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999



NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

         (K) RECENT ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by statement No 137, establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The Company believes that its adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2 - ACCOUNTS RECEIVABLE

         Accounts receivable were as follows at October 31, 1999:

         Accounts receivable                        $  505,264
         Allowance for doubtful accounts              (115,256)
                                                    ----------
                                                    $  390,008
                                                    ==========

         The Company maintains an allowance for doubtful accounts based on management analysis of historical customer collections and risk. (See
         Note 11)

NOTE 3 - INVENTORY

         Inventory at October 31, 1999 consisted of the following:

         Raw materials                               $   27,977
         Work in process                                343,601
         Finished goods                                 824,478
         Consumable tools                                35,000
                                                     ----------
                                                     $1,231,056
                                                     ==========

         Inventory is stated at the lower of cost (first in, first out) or market. Finished goods inventory consist of a wide variety of products for sale to satisfy a market that requires specific types and sizes of products for specialized surgical applications and immediate order fulfillment. All inventory not expected to be sold within one year is classified as non-current. As of October 31, 1999, the non-current amount included in finished goods inventory was $278,623.

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999



NOTE 4 - PROPERTY AND EQUIPMENT

         Property and equipment at October 31, 1999 consisted of the following:

         Tooling equipment                           $   73,102
         Office equipment                                43,142
         Machinery and equipment                        642,452
         Computer equipment                             136,196
         Vehicles                                        15,408
         Leasehold improvements                          56,664
                                                     ----------
                                                        966,964
         Less accumulated depreciation                 (781,116)
                                                     ----------
                                                     $  185,848
                                                     ==========

         Depreciation expense for the year ended October 31, 1999 and 1998 was $63,337 and $84,674, respectively.


NOTE 5 - REVOLVING LOAN PAYABLE

         On April 25, 1997, the Company executed a revolving loan agreement with Capital Business Credit, a subsidiary of Union Planters Bank for a maximum loan amount of $500,000. The Company pledged all its assets as collateral to secure the loan arrangement. This revolving loan was in default with respect to the fixed charge coverage covenant at October 31, 1998 and was cured in October 1999. Capital Business Credit has indicated it will not renew the line of credit at its maturity on April 24, 2000, or provide additional funds except for advancing interest expense of approximately $5,000 per month. Capital Business Credit has stated it does not intend to call the loan early as a result of the prior default, however, the total balance is due payable at the maturity date of April 24, 2000. The interest rate is the prime rate in effect from time to time plus 3.5%. At October 31, 1999, the effective rate was 11.75% and the balance was $417,410. The Company is seeking to replace this line of credit with another lender, other debt, or equity capital. (See Note 10(B))


NOTE 6 - NOTES AND LOANS PAYABLE

         The following schedule reflects notes and loans payable at October 31, 1999:

         Note payable in monthly installments of $787
          including interest at 9.5% until December 1999,
          unsecured.                                                $   1,575

         Loan payable is minimum monthly payments of $100,
          including interest at 17.88%, due on demand,
          unsecured.                                                    3,448

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999



NOTE 6 - NOTES AND LOANS PAYABLE - (CONT'D)

         Note payable in monthly installments of $2,245
          including interest at 9.5%, secured by manufact-
          uring equipment.                                             84,282

         Chapter XI bankruptcy settlement obligations under
          the plan of reorganization dated February 12, 1997,
          with aggregate monthly payments due to the creditors
          as determined by the payment schedules incorp-
          orated into the agreement, including interest at
          9%.  The IRS is a priority creditor and is secured
          by the assets of the Company.  The Company is in
          arrears on  payments due to general unsecured creditors
          under the plan of  reorganization primarily relating
          to the inability to locate and forward payments to
          those creditors.  As of the date of this report no
          legal actions have been presented to the Company
          relating to non-payment of the creditors under
          the plan of reorganization.                                 475,601

         Note payable in monthly installments of $344
          including interest at 9.15% until November 2001,
          secured by vehicle.                                           7,520
                                                                    ---------
                                                                      572,426
         Less: Current portion                                        242,790
                                                                    ---------
                                                                    $ 329,636
                                                                    =========

         Required payments of principal on notes and loan payable at October 31, 1999, including current maturities, are summarized as follows:

                     2000                                     $ 242,790
                     2001                                       171,200
                     2002                                       124,143
                     2003                                        34,293
                     2004                                            --
                                                              ---------
                                                              $ 572,426
                                                              =========

         Interest expense for the year ended October 31, 1999 and 1998 was $96,841 and $107,437, respectively.


NOTE 7 - INCOME TAXES

         Income tax expense (benefit) for the years ended October 31, 1999 and 1998 is summarized as follows:

                                                   1999        1998
                                                   ----        ----
         Current:
          Federal                                  $ --        $ --
          State                                      --          --

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999



NOTE 7 - INCOME TAXES - (CONT'D)

         Deferred:
         Federal                                     26,988       56,373
         State                                        4,619        9,649
         Change in valuation allowance              (31,607)     (66,022)
                                                   --------     --------
         Income tax expense (benefit)              $     --     $     --
                                                   ========     ========

         The Company's tax expense differs from the "expected" tax expense for the years ended October 31 1999 and 1998 (computed by applying the Federal Corporate tax rate of 34 percent to income (loss) before taxes), as follows:

                                                     1999        1998
                                                   --------     ------
         Computed "expected" tax expense           $ 27,327     $   --
         State income tax - net of federal
          tax benefit                                 3,136         --
         Non-deductible expenses                      2,052         --
         Effect of net operating loss
          carryforwards                             (32,515)        --
                                                   --------      -----
                                                   $     --      $  --
                                                   ========      =====

         The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at October 31, are as follows:

                                                          1999         1998
                                                       ---------     ---------
                  Deferred tax liabilities:
                   Stock based compensation            $      --     $ (63,269)
                   Depreciation:                         (14,685)       (8,278)
                                                       ---------     ---------
                  Total deferred tax liabilities         (14,685)      (71,547)

                  Deferred tax assets:
                   Net operating loss carryforward       339,411       521,007
                   Stock based compensation               93,127            --
                                                       ---------     ---------
                  Total gross deferred tax assets        432,538       521,007

                  Less valuation allowance              (417,853)      449,460
                                                       ---------     ---------

                  Net deferred tax assets                 14,685        71,547
                                                       ---------     ---------

                  Net deferred tax asset (liability)   $      --     $      --
                                                       =========     =========

         At October 31, 1999, the Company had net operating loss carryforwards of approximately $998,270 for income tax purposes, available to offset future taxable income expiring on various dates through 2020.

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999



NOTE 7 - INCOME TAXES - (CONT'D)

         The valuation allowance at November 1, 1998 was approximately $449,460. The net change in the valuation allowance during the year ended October 31, 1999 was a decrease of approximately $31,607.


NOTE 8 - COMMITMENTS AND CONTINGENCIES

         (A) YEAR 2000 ISSUES

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the roll over of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         Effective November 30, 1999, the Company was fully Year 2000 compliant. To accomplish the task the Company upgraded its hardware and software, and fully tested the system to insure no problems would be encountered. The total cost to be compliant totaled approximately $10,000.

         (B) CONSULTING AGREEMENT

         On May 13, 1999 the Company entered into a consulting agreement (the "Agreement") with a Financial Services Company (the "Consultant"). The Agreement does not specify any termination date. The services provided by the Consultant comprise assisting the Company in strategic planning, structuring the Company's debt/equity strategy, and on a best efforts basis, helping the Company to obtain financing. As consideration for the services provided, the Company agreed to pay the Consultant a non-refundable consulting fee of $1,500 upon the signing of the Agreement. In addition, the Company agreed to compensate the Consultant for obtaining equity funding or facilitating a merger/acquisition or reorganization. The compensation will be based upon a percentage of funds raised or a percentage of equity or other consideration transferred in a fund raising or merger/acquisition, respectively, as stipulated in the Agreement.

         (C) EMPLOYMENT AGREEMENTS

         On November 1, 1997 (the "Effective Date"), the Company entered into three employment agreements (the "Agreements") with executives of the Company (the "Employees"). The Employees were engaged as the President and Chief Executive Officer ("CEO"), as the Vice President - Finance and Chief Financial Officer ("CFO") and as the Director International Sales & Marketing (Director) of the Company. The Agreements were established for terms of five years, four years, and two years, respectively from the Effective Date for the CEO, CFO and Director, respectively. These agreements automatically renew annually on October 31 for a term of five

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999


NOTE 8 - COMMITMENTS AND CONTINGENCIES - (CONT'D)

         (C) EMPLOYMENT AGREEMENTS - (CONT'D)

         years, four years, and two years, respectively. The Agreements contain a confidentiality clause and a non-competition clause. As consideration for the Employees' performances, the Company agreed to pay as of the original contract date an annual base salary of $150,000 to the CEO, of $95,000 to the CFO, and of $65,000 to the Director, respectively. In addition, the Company agreed to award the Employees an annual bonus of not less than 10% of their respective base salaries. At the discretion of the Employees, the portion of the Employees' salaries and bonuses that are not taken during a given employment year will be paid in shares of the Company's common stock at a value equal to the Company's net worth divided by the number of shares issued and outstanding. For the years ended October 31, 1999 and 1998 the Employees permanently waived aggregate salaries of $130,000 and $131,000, respectively. In connection with these waivers, the Company issued 1,250,000 shares of common stock during the year ended October 31, 1999 and 625,515 shares (post-split See Note 9(A)) during the year ended October 31, 1998.

         (D) DISTRIBUTOR AGREEMENTS

         The Company enters into distributor agreements (the "Agreements") with all its foreign distributors (the "Distributors"). The Agreements are established for a term of three to five years and will automatically renew annually after the initial term, unless canceled in writing by either party at least 120 days prior to the anniversary of the Agreements. The Agreements may be terminated earlier by the Distributors with or without cause upon ninety days' written notice and by the Company upon sixty days notice in case the Distributors did not meet the specific requirements stipulated in the Agreements. Under the terms of the Agreements, the Company grants to the Distributors the exclusive right to sell to customers the Company's product line for a specific territory. As of December 31, 1999 all domestic distributor agreements have been cancelled.

         (E) CAPITAL LEASE AGREEMENT

         The Company leases computer equipment under a non-cancelable capital lease agreement dated April 30, 1995. The capitalized cost and accumulated amortization of such equipment was approximately $118,000 and $111,000, respectively.

         Future minimum lease payments under the capital lease are as follows at October 31, 1999:

         2000                                $    18,314
         Less: interest                             (630)
                                             -----------
         Obligation under capital
          lease - current                    $    17,684
                                             ===========

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999


NOTE 8 - COMMITMENTS AND CONTINGENCIES - (CONT'D)

         (F) OPERATING LEASE AGREEMENTS

         The Company leases corporate office space and office equipment under operating leases. The leases have remaining terms varying from the years 2000 through 2001.

         Future minimum lease payments for the operating leases are as follows at October 31, 1999:

                           Years
                           Ending                   Amount
                           ------                  --------

                           2000                      64,548
                           2001                      51,645
                                                  ---------
                                                  $ 116,193
                                                  =========

         Rent expense under these operating leases for the years ended October 31, 1999 and 1998, aggregated $62,856 and $66,399, respectively.

         (G) ROYALTY AGREEMENT

         Pursuant to a settlement agreement incorporated by reference in the Company's Amended Plan of Reorganization (See Note 1(A)), the Company is obligated to make royalty payments to a general creditor, in addition to payments on his general unsecured claim, for the Company's continued sale of certain dental implant products. These payments are to continue for a period of ten years following confirmation of the Company's Amended Plan of Reorganization in February 1997. Payments will be made based upon a schedule as stipulated in the settlement agreement, up to a maximum of 2% of the total net sales of certain products, as defined in the settlement agreement. In 1999, the Company expensed $20,985 for royalties under this agreement. No royalties were expensed in 1998 because sales did not exceed the scheduled minimum.

NOTE 9 - STOCKHOLDERS' EQUITY

         (A) AUTHORIZED COMMON AND PREFERRED STOCK

         On April 22, 1998, the Company effected a one for ten reverse stock split and cancelled and eliminated all classes of preferred stock. The Company also amended its certificate of incorporation so that it currently has 7,000,000 authorized shares of $.01 par value common stock. All share and per share information in the 1999 and 1998 financial statements give effect to these capital stock transactions.

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999


NOTE 9 - STOCKHOLDERS' EQUITY - (CONT'D)

         (B) STOCK ISSUED AS COMPENSATION

         Although the Company has not established any formal stock compensation plans, during 1999 and 1998 Bio-Lok issued what would be considered non-variable compensatory stock. The Company issued 1,511,000 shares in 1999 and 670,015 shares in 1998 (Post-Split) of common stock to certain officers, employees, directors and clinicians. In 1999 the fair market value of the stock was considered to be equal to one-half the book value price of $.14 or $.07 per share, and accordingly $105,770 was recorded as expense in 1999. In 1998 the fair market value of the stock was considered to be equal to $.02 per share at its issuance date, and accordingly $125,994 was recorded as expense in 1998.


NOTE 10 - STOCK OPTIONS AND WARRANTS

         (A) STOCK OPTIONS GRANTED UNDER EMPLOYMENT AND
             CONSULTING AGREEMENTS

         During prior years the Company has granted stock options to certain consultants and employees.

         In accordance with SFAS 123, for options granted to employees, the Company applies APB Opinion No. 25 and related interpretations in accounting for the options issued. Accordingly, no compensation cost has been recognized for options issued under the employment agreement. Had compensation cost been determined based on the fair market value at the grant date, consistent with SFAS 123, the Company's net income
         (loss) and earnings (loss) per share amounts would not have changed in 1999 and 1998.

         For options issued to consultants, the Company applies SFAS 123. For financial statement disclosure purposes and for purposes of valuing stock options issued to consultants, the fair market value of each stock option granted was estimated on the date of grant using the Black-Scholes Option-Pricing Model in accordance with SFAS 123. There was no resulting Black-Scholes value for the stock options, as the exercise price of the options as stipulated in the option agreements exceeded the fair market value of the stock on the grant date. Accordingly, no compensation cost has been recognized for options issued under the consulting agreements.

         A summary of the stock options issued under the employment and consulting agreements as of October 31, 1999 is presented below:

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999


NOTE 10 - STOCK OPTIONS AND WARRANTS - (CONT'D)

         (A) STOCK OPTIONS GRANTED UNDER EMPLOYMENT AND
             CONSULTING AGREEMENTS - (CONT'D)

                                                   Number of  Weighted Average
                                                    Options    Exercise Price
                                                   ---------  -----------------

         STOCK OPTIONS
          Balance at beginning of period             40,000      $  1.30
          Granted                                        --           --
          Exercised                                      --           --
          Forfeited                                  10,000         2.50
                                                  ---------      -------
          Balance at end of period                   30,000      $  0.90
                                                  =========      =======

         Options exercisable at end of period        30,000      $  0.90

         Weighted average fair value of options
          granted during the period                      --      $    --

         The following table summarizes information about stock options outstanding at October 31, 1999:


                    Options Outstanding                 Options Exercisable
           ------------------------------------------ ---------------------
                                  Weighted
                       Number      Average   Weighted    Number    Weighted
           Range of  Outstanding  Remaining  Average  Exercisable  Average
           Exercise  at Oct.31,  Contractual Exercise  at Oct.31,  Exercise
            Price       1999        Life      Price      1999       Price
          ---------   --------    --------   -------   --------    --------

           $0.10        20,000   4.00 Years  $  0.10     20,000    $  0.10
           $2.50        10,000   0.33 Years  $  2.50     10,000    $  2.50
                      --------   ----------  -------   --------    -------
                        30,000   2.78 Years  $  0.90     30,000    $  0.90
                      ========                         ========

         (B) STOCK PURCHASE WARRANTS

         In connection with the revolving loan obtained from Capital Business Credit in April 1997 (see Note 5), the Company issued warrants to Capital Business Credit to purchase 135,000 shares of the Company's common stock. The warrants are exercisable between April 29, 1999 and April 28, 2002 at an exercise price of $0.50 per share. As of October 31, 1999, none of the warrants were exercised.


NOTE 11 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

         During fiscal 1999, 55% of the Company's total revenues were derived from sales to three customers. The Company's international sales represent 83 percent of the total sales. At October 31, 1999, 57% of accounts receivable were due from three customers. (See Note 2). Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of accounts receivable. The

                           BIO-LOK INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF OCTOBER 31, 1999


NOTE 11 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS - (CONT'D)

         Company's allowance for doubtful accounts is based upon management's estimates and historical experience. The Company performs ongoing credit evaluations of its customers.


NOTE 12 - GOING CONCERN

         As reflected in the accompanying financial statements, the Company has minimal cash resources, and its revolving line of credit will not be renewed. The total balance on the revolving line which aggregated $417,410 at October 31, 1999 is due and payable on April 24, 2000. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital or obtain debt financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

         The Company plans to mitigate those risk by maintaining a low overhead, actively soliciting business partners and developing and implementing an aggressive marketing plan to new customers on both the national and international levels. In addition, the Company is currently seeking proposals for a new financing agreement to replace the Company's revolving loan when it expires in April 2000.


NOTE 13  - SUBSEQUENT EVENTS

         On March 2, 1999, the Company entered into a letter of agreement with Orthogen, Inc. the agreement calls for the Company to purchase all the assets of Orthogen, Inc. including patents, property and equipment and employee agreements with key employees for 400,000 shares of restricted common stock and for key employees to earn an additional 600,000 shares of restricted common stock by completing certain milestone events. The agreement has not closed as of December 31, 1999.

MANAGEMENT INFORMATION
================================================================================
SELECT FINANCIAL DATA
================================================================================
The following represents selected consolidated financial data regarding Bio-Lok International Inc. and Subsidiary operating results and financial position as of October 31, for financial comparison.

HISTORICAL RESULTS

                                                                              as of October 31,
        ($ in thousands except             --------------------------------------------------------------------------------------
         per share amounts)                 1999     1998     1997     1996     1995     1994     1993     1992     1991    1990
                                           ------   ------   ------   ------   ------   ------   ------   ------   -----   ------
INCOME STATEMENT DATA
Operating Results
NET SALES...............................   $1,512   $1,436   $1,405   $1,583   $1,373   $1,089   $1,351   $1,271  $  771   $1,166
Cost of Goods Sold......................      455      468      455      603      784      128      544      518     799      919
GROSS PROFIT............................    1,057      968      950      980      589      961      807      753     (28)     247
Selling Expenses........................      193      305      310      360      760      483
General & Administrative................      689      912      636      530      663      693      491      510     400      506
Other Income & Extraordinary
          Items (loss)..................      (95)    (105)     687     (84)      (79)      14       13       45      24        0
NET INCOME..............................       80     (354)     734       6      (913)    (234)     303      288    (452)    (261)
Net Income per share - diluted (1)         $  .01   $ (.09)  $  .42   $  --    $ (.87)  $ (.38)  $  .47   $  .44  $ (.78)  $   --

PROFITABILITY RATIOS
As a percent of sales:
     Gross Profit.......................     69.9%     67.0 %  67.6 %  61.9 %    42.9 %   88.2 %   59.7 %   59.2%     --     21.2 %
     Net Income (loss)..................      5.3     (24.7)   52.2    (5.2)    (66.5)   (21.5)    22.4     22.7   (58.6)   (22.4)
Return on average equity................     11.9     (51.9)  141.9      (-)       (-)    64.0    180.0       (-)     (-)      (-)

FINANCIAL CONDITION
Current Assets..........................   $1,381   $1,089   $1,677   $1,542   $1,365   $1,468   $   970  $  699  $  356
Net Fixed Assets........................      186      242      321      230      266      198       266     243     337
Assets..................................    1,870    1,903    2,013    1,973    1,776    1,666     1,236     948     696
Current Liabilities.....................      786      850      573    2,136    1,866    1,357       563     521     662
Long Term Debt..........................      330      485      643       76      130       39        48     106      34
Shareholders' Equity....................      755      568      796     (239)    (220)     270       625     321       0

Current Ratio...........................      1.6      1.3      2.9       .7       .7      1.1       1.7     1.3      .5
Long-term debt to equity................     43.7%    85.4 %   80.8 %  (31.8) % (60.1) %  14.5 %     7.7 %  33.0 %    (-) %

OTHER DATA
Working Capital.......................     $  595   $  239   $1,104   $ (594)  $ (501)  $  111   $  406    $  178 $  307
Cash flow from operations.............        108      (18)    (404)      21     (589)    (217)     176       150    n/a
Capital expenditures..................          7       10      193       97      290      (19)    (103)      (8)      0
Depreciation and amortization.........         63       85      102       89       79       87       80       77      75
Number of employees...................         12       13       16       17       25       26       13       13      18
------------------------------------------------------------------------------------------------------------------------

(1)  Recast to reflect impact of reverse split of 10 to 1 recorded March 1998.

QUARTERLY RESULTS FOR 1999 TO 1998.


                                                               1999                 1998               .
                                                              ---------          ---------
                                                              ($ 000's)          ($ 000's)
Fourth Quarter Ending October 31,
         Net Sales..........................................  $     456          $     322
         Gross Profit.......................................        385                207
         Income from Operations.............................        163               (328)
         Net Income.........................................         85               (359)
         Total Assets.......................................      1,871              1,903

Third Quarter Ending July 31,
         Net Sales..........................................  $     425           $    342
         Gross Profit.......................................        252                225
         Income from Operations.............................         80                 19
         Net Income.........................................         41                 (3)
         Total Assets.......................................      1,874              2,062

Second Quarter Ending April 30,
         Net Sales..........................................  $     375           $    407
         Gross Profit.......................................        257                280
         Income from Operations.............................         69                 41
         Net Income.........................................         12                 12
         Total Assets.......................................      1,958              2,165

First Quarter Ending January 31,
         Net Sales..........................................  $     255           $    365
         Gross Profit.......................................        165                257
         Income from Operations.............................        (29)                19
         Net Income.........................................        (58)                (4)
         Total Assets.......................................      1,931              2,067




MARKET INFORMATION FOR COMMON STOCK

COMMON STOCK DATA

                                                  1999       1998       1997        1996         1995        1994        1993
                                                -------     -------    ------      -------      ------      ------      ------
Dividends declares per share..................     -0-         -0-        -0-         -0-         -0-         -0-         -0-
Average shares o/s  (thousands)(a)............   4,987       3,926      1,738       1,240         974         666         649
Year-end book value per share.................  $  .13      $  .14     $  .23      $ (.17)      $(.21)       $.44        $.96
Number of shareholders at
         year-end (b).........................     577         562        562         480         456         418         420


         a) Recast to reflect the impact of the reverse split of 10 to 1 recorded 3/98.
         b) Does not include shareholders who's stock is held in a Brokerage Firm's name.

The Company's common stock is listed on the over-the-counter supplemental Pink Sheets. Limited stock trading activity was registered during 1999; hence, no composite stock price range can be reported.


OFFICE OF THE CHAIRMAN

Bruce L. Hollander       -          Chairman of the Board and Chief Executive Officer

Peter Baronoff           -          Vice-Chairman of the Board

Ingo K. Kozak            -          Chief Financial Officer and Secretary



BOARD OF DIRECTORS

Alexander, Harold        -          President of Orthogen Corporation

Baronoff, Peter(1)       -          Chairman of the Board and Chief Executive Officer
                                    Sun Capital Inc.

Hollander, Bruce L.(1*)(2*)(3)      Director
                   (4)              Bio-Lok International Inc.

Koslow, Howard B.(3)                President, Chief Operating Officer and Chief Financial
                                    Officer Sun Capital, Inc.

Kozak, Ingo K.(1)(3*)(4*)           Director
                                    Bio-Lok International Inc.

Sadowsky, Carl H.(1)                Doctor of Medicine.

Smith, Neil(2)(4)                   Retired. Past Co-Chairman and Chief Financial Officer
                                    Express Shade, Inc.

Weisman, Harold                     Attorney at Law

-------------

Number denotes committee membership: (1) Executive Committee, (2) Compensation and Employee Benefits Committee, (3) Finance Committee, (4) Executive Audit and Accounting Committee, and * Chairperson for each committee.



OPERATING OFFICERS AND CORPORATE STAFF

Bruce L. Hollander         -     President

Ingo K. Kozak              -     Vice President

Patricio Nilo              -     Director International Sales

                              CORPORATE INFORMATION

HEADQUARTERS AND OFFICES
312 S. Military Trail, Deerfield Beach, Florida 33442; Telephone
(954) 698-9998; Fax (954)698-9925; E-mail address: biolok@biolok.com

TRANSFER AGENT AND REGISTRAR
Interwest Transfer Company, P.O. Box 17136, Salt Lake City, Utah 84117; tele.
(801) 272-9294. Notices regarding changes of address and inquiries regarding lost dividend checks, lost or stolen stock certificates and transfer of stock should be directed to the transfer agent.

COMMON STOCK
The common stock of Bio-Lok International Inc. is traded under the symbol BLII on the over-the-counter market. The stock is quoted periodically in the supplemental Pink Sheets.

INDEPENDENT ACCOUNTANTS
Weinberg & Company, P.A., Town Executive Center, 6100 Glades Road, Suite 314, Boca Raton, Florida 33434.

SEC FORM 10-K
A copy of the company's Annual Report on Form 10-K SB may be obtained free of charge by contacting Mr. Ingo K. Kozak, Corporate Secretary, at Bio-Lok International Inc., 312 S. Military Trail, Deerfield Beach, Florida 33442 (tele.
(954) 698-9998).

SHAREHOLDERS RELATIONS
For shareholders information please contact the Secretary or President of the corporation at (954) 698-9998.

FINANCIAL RELATIONS
For financial information please contact the Treasurer or President of the corporation at (954) 698-9998.

ANNUAL MEETING
The Annual Meeting of Shareholders for 1999 was held at 4:00 PM on Wednesday, March 22, 2000, at the headquarters of the corporation at 312 S. Military Trail, Deerfield Beach, Florida 33442.

AFFIRMATIVE ACTION
Bio-Lok International Inc. is an equal opportunity employer. Bio-Lok also supports affirmative action programs for minorities and women, including the economic development of business, education and training, and recruiting.