Form 10KSB, Exhibit 13
period 2000-10-31
BIO LOK INTERNATIONAL INC
filed 2001-02-05
CIK 840573

                                                                      Exhibit 13

                               ANNUAL REPORT 2000

                                       OF

                           BIO-LOK INTERNATIONAL INC.

                                TABLE OF CONTENTS

                                                                     Page
                                                                     ----
Financial Highlights...............................................    1
Letter to Shareholders from the President..........................    2
Business Review....................................................    3
Financial Review...................................................    6
Financial Statements - Prepared by Auditors'
         Independent Auditors' Report..............................    7
         Consolidated Balance Sheet as of October 31, 2000.........    8
         Consolidated Statements of Operations for the
            Years Ended October 31, 2000 and 1999..................    9
         Consolidated Statement of Changes in Stockholders'
            Equity for the Years Ended October 31, 2000 and 1999...   10
         Consolidated Statements of Cash Flows for the Years
            Ended October 31, 2000 and 1999........................   11
         Notes to Financial Statements.............................   12 - 24
         Management Information
         Select Financial Data.....................................   25
         Market Information for Common Stock.......................   26
         Office of the Chairman, Board of Directors
             and Corporate Officers................................   27
         Corporate Information.....................................   28




                              FINANCIAL HIGHLIGHTS


($ in thousands, except
 per share amounts)                                                           October 31,       October 31,   % Increase
                                                                                  2000             1999        (Decrease)
                                                                              -----------       ----------     ---------
                                                                                               (as restated)
Net Sales...................................................................  $ 2,441,997       $1,655,893           48%
Income from Operations......................................................      606,540          183,028          231
Income before income taxes & extraordinary items............................      506,376           86,669          484
Net Income (loss)...........................................................      506,376           86,669          484
Cash provided from operations...............................................      207,765          108,551           91
Capital expenditures........................................................       34,255            6,930          394
Working capital ratio.......................................................        2.4:1            1.4:1
Total Assets ...............................................................    2,453,257        1,956,659           25%
Shareholders' equity........................................................    1,274,549          764,423           67%
Per share:
     Net income (loss) - Diluted............................................  $       .08       $     (.09)
     Book value.............................................................          .21              .14           50%
     Dividends declared.....................................................           -0-             -0-


                    LETTER TO SHAREHOLDERS FROM THE PRESIDENT

To: Shareholders of Bio-Lok International Inc.

Fiscal Year 2000 results are a significant improvement from the last year's performance and exceeded our aggressive forecast. Sales increased to $2,442,000 from $1,512,000, an increase of 62%. Profit increased to $506,000 from $87,000, an increase of 635%. After tax return was 20%, up from 5.3%.

The performance of our employees was above and beyond what could be expected; but these are the same people that stayed with us through the hard times and they are still there with us. With minimum help from additional employees (3) and one new machine, they worked harder and smarter to increase output by 26%.

We at Bio-Lok are excited about the New Year. Plans are in place to increase our marketing and sales efforts and to accelerate our R&D activities. We have budgeted in excess of $250,000 for these activities, which will center on the "Silhouette" Implant and "Laser-Lok" technology, which offers selective accelerated and controlled, tissue and bone growth. Studies have been authorized and are ready to start at UMDNJ and LSU. These studies are the basis for 510(k) registration and approval of the laser technology by the FDA. This technology has crossover potential into orthopedics, maxiofacial, ophthalmology, arterial grafting and other medical applications. The potential for this new, patented technology, over the next 5 years, will be the basis for strong, new, corporate growth.

Fiscal Year 2001, which started November 1, 2000, is another year of forecasted growth in excess of 50% in both sales and profit. This is another aggressive forecast in light of the valuation problems of foreign currency against the US dollar. Inflation in Europe, especially in Italy, is of great concern to our distributors and us. Bio-Lok has developed special programs to assist our distributors in staying competitive in their markets and are committed to profitably growing in all of our markets.

We have recently purchased two Swiss Type machines to support the additional production requirements in anticipation of the increased demand. This addition of people and machinery will allow us to continue to manufacture all of our products "in-house". This strategy maintains our superior quality level, which is a significant Micro-Lok advantage.

I am happy to report that after the first two months of the new fiscal year, we are on plan. We at Bio-Lok International, Inc. appreciate your continued support.

Sincerely,

/s/ Bruce L. Hollander
----------------------
Bruce L. Hollander
Chairman & CEO

                                 BUSINESS REVIEW

Bio-Lok International Inc. ("Bio-Lok" or the "Company") is a manufacturer, distributor and marketer of medical devise products. Presently, Bio-Lok's primary product line consists of its proprietary Dental Implant Product Line, which is comprised of dental implants (screws and cylinders), their prosthetics, tools, devices, kits and irrigated spade drills - the "MICRO-LOK PRECISION DENTAL IMPLANT SYSTEM."

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

         - advantages are that they can support replacement teeth in much the same way as tooth roots support natural teeth. Many dentures wobble, click or cause pain, and dental implants provide a sound alternative;

         - dental implants can prevent embarrassment about spaces from missing teeth, instead you can enjoy foods again, smile, and speak with confidence.

Dental implants are placed by trained dentists. Implants can have a high success rate (Micro-Lok Implant have a 98.5% success rate - highest in the industry) if placed properly and expertly, and with proper oral care and regular dental visits. Dental implants can last a lifetime.

The dental implants and related products manufactured and distributed are as follows:

         - 3.45mm, 4.00mm, 5.00mm and 6.50mm platform screw and cylinder type implant; both implant styles have external hex tops, and are coated either HA or TPS or RBM treated (uncoated);

         - 4.00mm, 5.00mm and 6.50mm platform "Silhouette" tapered screw implant;

         - New product introduced was the "Silhouette" tapered screw implant in a 3.45mm platform;

         - an extensive line of prosthetic armamentarium to avail a practitioner of a number of options in completing a prosthesis.

         -        New product introduced was the "Custom" abutment;

The Company, along with its primary clinicians, constantly reviews its designs, evaluates new concepts, and develops improved and new products to augment the Micro-Lok Precision Implant System.

Overall, in the process of developing the product line the Company has filed for nineteen patents and has three pending. Thirteen patents have been granted to date and cover many unique aspects and designs incorporated into the Micro-Lok Precision Implant System. Patent documents include the (1) internal journal design, (2) implant to abutment fit, (3) irrigated four fluted drills (burr),
(4) surface designs, (5) buttress thread design, (6) system screw security, (7) tool designs, and etc.

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

DOMESTIC. The domestic marketplace covers the 50 states and territories. The current market is estimated at over $250 million in sales with a real growth at about 8%. Presently, the Company is developing the domestic market by hiring salespersons, independent contractors or local and regional distributors. These marketers are anticipated to be located in large metropolitan areas and areas with high populations. It is anticipated that the Company will have, by year end, 8 to 10 salespersons selling the Micro-Lok Implant System in the US with added salespersons to be hired in the following years.

INTERNATIONAL. Presently, Bio-Lok is engaged in sales activity in thirteen (13) countries - Australia and New Zealand, Argentina, Chile, Colombia, Italy, Mexico, Spain and Portugal, S. Korea, Taiwan, Romania and Venezuela. Product is sold into the markets to individual Distributor entities. For each country, a distribution agreement is entered into with a Distributor for the right to sell the product line. In turn, the Distributor is expected to promote, market and sell the products as the Micro-Lok Dental Implant System direct to practitioners.

Other markets that are in the process of being developed are Brazil, England, France, Germany, Austria and Scandinavian countries. Attempts in entering these markets have, in the past and will in the future, be accomplished via personal contact of qualified entities, representation at dental trade shows, and by word of mouth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL RESULTS OF OPERATIONS AND CONDITION.

The Plan of Reorganization was approved by the creditors and by the Court on February 13, 1997, subsequently, in January 1998, the file was closed. Since emerging from the Chapter XI filing the company has evolved into a profitable entity, expanded and introduced new products to the Micro-Lok Precision Implant System, improved manufacturing capacity and efficiency by the addition of new machinery, and the acquisition of Orthogen Corporation in 2000. With the acquisition Bio-Lok obtained new technology applicable to dental implantology.

SALES AND PROFITS. [2000 VS. 1999] Net Revenue for 2000 totaled $2,442,000, which represented a 62% increase over prior year for Bio-Lok and 48% after restatement of 1999 results for the Orthogen acquisition. The increase was primarily attributable to the continued increase of the international market by continued grow of existing Distributors and new Distributors coming on-line.

Gross Profit for the year totaled $1,824,000 and reflected a 52% increase over prior year, which represented a 3% increase in cost to sales on a consolidated basis. Adjusting 1999 to pre-restatement (elimination of Orthogen) a 6% reduction in cost of goods sold was achieved by Bio-Lok. The increased profits are solely due to continued improvement in margins and increased sales achieved.

Selling expenses for the year increase by 54% or $104,908 from prior year results. The increased costs incurred are attributed to payroll costs due to sales staff additions, Mexico marketing operations, added travel and attendance of trade show.

General and administrative expenses increased $94,940 from prior year, a 12% increase. The increased costs incurred are the direct result of staff additions, Orthogen purchase, consulting costs, royalty payments due to higher sales, legal patent costs, professional fees, and general costs increasing due to added sales activity.

Other income and expenses increased by $3,805 or 4% from prior year. The increase was minor and is solely attributable to higher interest expenses incurred.

Net Income for the period totaled $506,376 and represented a $419,707 increase from prior year results. The profits where achieved from increased sales generated in part due to to the introduction of the "Silhouette" implant and increased international market penetration.

MANAGEMENT'S REVIEW.

Bio-Lok's products are sold through out the United States and internationally in over ten countries. The engineering and technical aspects of the implant system, the patented features, along with the extensiveness of its prosthetics, tools, devices and drills are its strength and provide the Company a competitive advantage in the marketplace.

Improved results achieved at income from operations are primarily attributable to sales growth achieved, continued expense controls, and the acquisition of new and improved machinery.

The Orthogen Corporation acquisition brought to the Company new technology, which is in the process of being adapted to implantology. With the acquisition Bio-Lok obtained two patents, is completing two patents and is completing the application of a number of added patents based on the technology. Presently, final trials and case studies are being completed before introducing a new product line of implant to the market.

The Company is featured on the INTERNET via its own web site home page - biolok@biolok.com. The web site details product information, the catalog, marketing and sales information, and provides a method for ordering product.

OUTLOOK FOR THE FISCAL YEAR 2001.

The Company's "MICRO-LOK PRECISION DENTAL IMPLANT SYSTEM" presents an excellent product line which is technically superior and better engineered than most other systems in the marketplace. The product line offers the broadest selection of dental implants and prosthetic armamentarium, and by its patented designs presents to the market a "state of the art" product.

Growth in 2001 is expected to achieved from the following activities:

         - Management anticipates continued growth of its international markets with the addition of new markets;
         -        Staffing of the domestic market;
         -        Introduction of the "Laser-machined" implant design.

                                FINANCIAL REVIEW

--------------------------------------------------------------------------------

The information contained in this financial review should be read in conjunction with the consolidated financial information provided on pages F1 to F18 of this Annual Report.

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

SALES. Net sales increased by $930,022 for 2000. The increase was due to the continued growth of the international markets. New countries where added and two
(2) Distributors significantly increased their market penetration. The domestic market growth remained flat, but is expected to grow in 2001 as a direct sales staff is hired. Specific domestic markets have been identified for penetration and staff is in the process of being hired to cover the areas.

COSTS AND EXPENSES. Costs and expenses continue to be controlled. Overall expenses increased by 20% and the increased costs incurred where in most part due to the growth in sales achieved. Managements anticipates that cost will continue to increase as sales growth is realized.

INCOME FROM OPERATIONS. Results totaled $606,540 and represented a 25% return on sales. The results achieved represented a considerable improvement over prior year and will continue to improve some improvement as the company builds its markets.

NET INCOME. Results for the year was $506,376 and represented 21% return on net sales. The results represent a considerable increase over prior year and are primarily due to the growth in sales achieved.

TAX RATE. No tax provision was recorded for 2000 then the business has an operating loss carry forward. (See Note 7 - Income Taxes to the Notes to the Financial Statements included herewith).

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES. At October 31, 2000, Bio-Lok had increased its available cash on-hand by 179% to $63,024. The Company's revolving line of credit, which had been extended by the lender, is expiring April 1, 2001. The balance outstanding at October 31 was $475,980. The company's management and Board is actively looking for and soliciting new capital and financing sources to replace the line and provide added capital to the Company.

OPERATING ACTIVITIES. For the year operating activities generated a profit of $174,965, a turn-a-round from the loss generated the prior year. The improved results are directly attributable to increased sales, manufacturing efficiency and lower costs incurred for 1999.

INVESTING ACTIVITIES. Capital expenditures for 2000 totaled $34,255 and      .
The expenditures where primarily for systems upgrades to be fully 2000 compatible.

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

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
  Bio-Lok International, Inc. and its Subsidiaries

We have audited the accompanying consolidated balance sheet of Bio-Lok International, Inc. and its subsidiaries as of October 31, 2000 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended October 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Bio-Lok International, Inc. and Subsidiaries as of October 31, 2000 and the results of their operations and their cash flows for the years ended October 31, 2000 and 1999 in conformity with generally accepted accounting principles.

WEINBERG & COMPANY, P.A.

/s/ Weinberg & Company, P.A.

Boca Raton, Florida
December 1, 2000

                  BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                             AS OF OCTOBER 31, 2000



                                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                               $    63,024
  Accounts receivable, net                                                                    649,740
  Inventory                                                                                 1,082,062
  Prepaid expenses                                                                             42,645
                                                                                          -----------
       Total Current Assets                                                                 1,837,471
                                                                                          -----------

PROPERTY AND EQUIPMENT , NET                                                                  403,814
                                                                                          -----------

OTHER ASSETS
  Deposits                                                                                      8,562
  Inventory, long term                                                                        195,066
  Other assets                                                                                  8,344
                                                                                          -----------
       Total Other Assets                                                                     211,972
                                                                                          -----------

TOTAL ASSETS                                                                              $ 2,453,257
                                                                                          ===========

                                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Revolving loans payable                                                                 $   475,980
  Accounts payable - trade and accrued expenses                                                58,625
  Accounts payable - other                                                                     11,339
  Notes and loans payable - current portion                                                   160,137
  Liabilities under capital leases                                                             38,581
  Due to related parties                                                                       11,375
                                                                                          -----------
       Total current liabilities                                                              756,037
                                                                                          -----------

LONG-TERM LIABILITIES
  Notes and loans payable - non-current portion                                               272,803
  Liabilities under capital leases                                                            149,868
                                                                                          -----------
       Total Long-term Liabilities                                                            422,671
                                                                                          -----------

TOTAL LIABILITIES                                                                           1,178,708
                                                                                          -----------

STOCKHOLDERS' EQUITY
  Common stock $ .01 par value, 10,000,000 shares authorized, 6,085,358 issued
    and outstanding                                                                            60,854
  Additional paid-in capital                                                                2,221,586
  Accumulated deficit                                                                      (1,007,891)
                                                                                          -----------
       Total Stockholders' Equity                                                           1,274,549
                                                                                          -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $ 2,453,257
                                                                                          ===========



   The accompanying notes are an integral part of these financial statements.

                  BIO-LOK INTERNATIONAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999



                                                                           2000                1999
                                                                        -----------         -----------
                                                                                           (As Restated)
SALES REVENUES - NET                                                    $ 2,441,997         $ 1,655,893

COST OF SALES                                                               618,081             455,337
                                                                        -----------         -----------

GROSS PROFIT                                                              1,823,916           1,200,556

OPERATING EXPENSES
  Selling expenses                                                          297,534             192,626
  General and administrative expenses                                       919,842             824,902
                                                                        -----------         -----------
      Total Operating Expenses                                            1,217,376           1,017,528
                                                                        -----------         -----------

INCOME FROM OPERATIONS                                                      606,540             183,028
                                                                        -----------         -----------

OTHER INCOME (EXPENSE)
  Other income                                                               11,843               2,250
  Interest expense                                                         (113,177)            (98,609)
  Other expense                                                              (5,430)                 --
  Gain on sale of property                                                    6,600                  --
                                                                        -----------         -----------
      Total Other Expense                                                  (100,164)            (96,359)
                                                                        -----------         -----------

NET INCOME                                                              $   506,376         $    86,669
                                                                        ===========         ===========

Net income per common share and equivalents
  Basic                                                                 $       .08         $       .01
                                                                        ===========         ===========
  Diluted                                                               $       .08         $       .01
                                                                        ===========         ===========

Weighted average number of shares outstanding during the period:
  Basic                                                                   6,057,659           6,055,358
                                                                        ===========         ===========
  Diluted                                                                 6,412,659           6,220,358
                                                                        ===========         ===========



   The accompanying notes are an integral part of these financial statements.

                          BIO-LOK INTERNATIONAL, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999
                                 (AS RESTATED)



                                                    Common Stock                 Additional
                                             -----------------------------         Paid-in          Accumulated
                                               Shares            Amount            Capital             Deficit            Total
                                             -----------       -----------       -----------        ------------       -----------
Balance, October 31, 1998                      4,531,275       $    45,313       $ 2,127,607        $(1,600,936)       $   571,984

Issuance of common stock to directors,
  officers and employees                       1,467,000            14,670            88,020                 --            102,690

Issuance of common stock to clinicians            44,000               440             2,640                 --              3,080

Correction shares not cancelled                   13,083               131              (131)

Net income 1999                                       --                --                --             86,669             86,669
                                             -----------       -----------       -----------        -----------        -----------

Balance, October 31, 1999                      6,055,358            60,554         2,218,136         (1,514,267)           764,423

Issuance of common stock for services             30,000               300             3,450                                 3,750

Net income 2000                                                                                         506,376            506,376
                                             -----------       -----------       -----------        -----------        -----------

BALANCE, OCTOBER 31, 2000                      6,085,358       $    60,854       $ 2,221,586        $(1,007,891)       $ 1,274,549
                                             ===========       ===========       ===========        ===========        ===========


    The accompanying notes are an integral part of these financial statements

                          BIO-LOK INTERNATIONAL, INC.
                       CONSOLIDATED STATEMENT OF CASH FLOW
                  FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999


                                                                                           2000              1999
                                                                                         ---------         ---------
                                                                                                         (As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                               $ 506,376         $  86,669
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                            76,142            63,337
    Provision for doubtful accounts - net of recoveries                                     (1,178)          (24,914)
    Issuance of common stock for services                                                    3,750           105,770
Changes in operating assets and liabilities:
 Increase (decrease) in:
    Accounts receivable                                                                   (229,920)           46,764
    Inventories                                                                            (46,072)               --
    Prepaid expenses and other assets                                                       (8,528)           (9,881)
    Deposits                                                                                 2,185             1,424
 Decrease in:
    Accounts payable and accrued expenses                                                  (94,990)         (160,618)
                                                                                         ---------         ---------

      Net Cash Provided By Operating Activities                                            207,765           108,551
                                                                                         ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                                                      (27,911)           (6,930)
  Increase in other assets                                                                  (6,344)               --
                                                                                         ---------         ---------

      Net Cash Used In Investing Activities                                                (34,255)           (6,930)
                                                                                         ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Decrease in bank overdraft                                                                    --           (26,557)
  Payment of capital lease obligation                                                      (39,998)          (29,588)
  Payment of notes and loans payable                                                      (119,486)          (89,396)
  Payment on related party loans                                                           (12,176)               --
  Proceeds from notes and loans payable                                                         --             8,980
  Proceeds - net from revolving note payable                                                38,570            51,966
                                                                                         ---------         ---------

      Net Cash Used In Financing Activities                                               (133,090)          (84,595)
                                                                                         ---------         ---------

NET INCREASE IN CASH                                                                        40,420            17,026

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                               22,604             5,578
                                                                                         ---------         ---------

CASH AND CASH EQUIVALENTS - END OF YEAR                                                  $  63,024         $  22,604
                                                                                         =========         =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR INTEREST                                                   $ 112,680         $  98,609
                                                                                         =========         =========



The Company acquired all the capital stock of Orthogen, Inc., by issuing common stock through the pooling of interest method of accounting. The Company valued the transaction at $50,000, the equity of Orthogen, Inc. without accounting for the retained earnings.

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

     The Company manufactures and distributes the "Micro-Lok Precision Implant System." The Company holds several patents and its products are primarily sold to international distributors. The Company's products are subject to various United States and international federal regulatory laws that restrict their sale to licensed medical practitioners in the United States and authorize import of product into the European Economic Community, respectively. The Company guarantees and warrants its products subject to certain restrictions and requirements and as a result of minimal returns, does not maintain any reserve for product warranties. The Company manufactures its products in a Federal Drug Administration registered facility. The products are ISO 9001 Certified. The Company has determined that it operates in one reportable segment and it is impractical to report information by select parts of a product line and geographic area. The Company sells only one product line which consist of over 600 items and part numbers.

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

     In March the Company acquired all the capital stock of Orthogen Corporation, which was accounted for using the pooling of interest method of accounting. The Company issued 400,000 shares of common stock to accomplish the acquisition (See Note 12). Orthogen is primarily engaged in Research and Development and owns patents on certain technology which the Company anticipates bringing to market.

     During fiscal 1999, the Company incorporated Microlok Mexico S.A. DE C.V., a Mexican corporation. On November 1999, the Company began selling its products directly through this subsidiary which were previously being sold through a distributor.

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000


     (b) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

     (c) USE OF ESTIMATES

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

     (d) CASH AND CASH EQUIVALENTS

     For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

     (e) INVENTORIES

     Inventory is stated at the lower of average cost or market. Inventory, which is not expected to be sold in one year is classified as long term.

     (f) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets from five to ten years.

     (g) INCOME TAXES

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

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000


     (h) STOCK OPTIONS

     In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123") the Company has elected to account for Stock Options issued to employees under Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25") and related interpretations.

     (i) REVENUE RECOGNITION

     The Company recognizes revenues when goods are shipped.

     (j) PER SHARE DATA

     Basic net income per common share is computed based on the weighted average common shares outstanding during the year as defined by Statement of Financial Accounting Standards, No. 128, "Earnings Per Share" ("SFAS 128"). Diluted net income per common share is computed based on the weighted average common shares and common stock equivalents outstanding during the year as defined by SFAS 128.

     The following represents a reconciliation from basic to diluted earnings per share:



                                                              2000          1999
                                                           ----------    ----------
     Income to common shareholders                         $  498,610    $   86,669
                                                           ----------    ----------
     Weighted average common shares outstanding             6,057,659     6,055,358
     Assumed exercise of common options                       200,000        10,000
     Assumed exercise of stock warrants                       155,000       155,000
                                                           ----------    ----------
     Diluted weighted average common shares outstanding     6,412,659     6,220,358
                                                           ----------    ----------

     Basic earnings per common share                       $      .08    $     0.01
                                                           ==========    ==========
     Diluted earnings per common share                     $      .08    $     0.01
                                                           ==========    ==========

     (k) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

     The carrying amounts of the Company's financial instruments, including accounts receivable, accounts payable, accrued liabilities, and notes and loans payable approximates fair value due to the relatively short period to maturity for these instruments.

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000


     (l) RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statements No 137 and 138, establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The Company believes that its adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2  ACCOUNTS RECEIVABLE

     Accounts receivable were as follows at October 31, 2000:

     Accounts receivable                                           $   763,818
     Allowance for doubtful accounts                                  (114,078)
                                                                   -----------
                                                                   $   649,740
                                                                   ===========

     The Company maintains an allowance for doubtful accounts based on management analysis of historical customer collections and risk. (See Note 11)

NOTE 3  INVENTORY

     Inventory at October 31, 2000 consisted of the following:

      Raw materials                                                $    31,122
      Work in process                                                  498,373
      Finished goods                                                   747,633
                                                                   -----------
                                                                   $ 1,277,128
                                                                   ===========

     Inventory is stated at the lower of cost (first in, first out) or market. Finished goods inventory consist of a wide variety of products for sale to satisfy a market that requires specific types and sizes of products for specialized surgical applications and immediate order fulfillment. All inventory not expected to be sold within one year is classified as non-current. As of October 31, 2000, the non-current amount included in work in process and finished goods inventory aggregated $195,066.

NOTE 4  PROPERTY AND EQUIPMENT

     Property and equipment at October 31, 2000 consisted of the following:

             Tooling equipment                                     $    3,710
             Office equipment                                          83,204
             Machinery and equipment                                  745,208
             Computer equipment                                       137,536
             Leasehold improvements                                    65,101
                                                                   ----------
                                                                    1,034,759

             Less accumulated depreciation                           (630,945)
                                                                   ----------
                                                                   $  403,814
                                                                   ==========

     Depreciation expense for the year ended October 31, 2000 and 1999 was $76,142 and $63,337, respectively.

NOTE 5  REVOLVING LOAN PAYABLE

     On April 25, 1997, the Company executed a revolving loan agreement with Capital Business Credit, a subsidiary of Union Planters Bank for a maximum loan amount of $500,000. Temple-Inland Financial Services Company, who subsequently changed their name to Guaranty Business Credit, acquired the Company's loan arrangement from Capital Business Credit. The Company pledged all its assets as collateral to secure the loan arrangement. The total balance is due payable at the maturity date of April 25, 2001. The interest rate is the prime rate in effect from time to time plus 3.5%. At October 31, 2000, the effective rate was 13.0% and the balance was $455,980. The loan has an annual renewal option on the maturity date and can be cancelled by either party by giving 60 days notice. The loan prohibits the Company from paying cash dividends.

     On July 15, 1999, Orthogen Corporation entered into a line of credit agreement with Sovereign Bank in the amount of $35,000. The agreement calls for an interest rate based on the bank's prime plus 1.49%. At the time of such agreement the bank's prime was 8.0%. At October 31, 2000 the balance outstanding under this line was $20,000. The loan is a demand loan and calls for annual reviews.

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000

NOTE 6 NOTES AND LOANS PAYABLE

     The following schedule reflects notes and loans payable at October 31, 2000:


     Note payable in monthly installments of $2,245 including interest at
      9.5%, secured by manufacturing equipment.                                     $  64,374

     Chapter XI bankruptcy settlement obligations under the plan of reorganization dated February 12, 1997, with aggregate monthly payments due to the creditors as determined by the payment schedules incorporated into the agreement, including interest at 9%. The IRS is a priority creditor and is secured by the assets of the Company. The Company is in arrears on some payments due to general unsecured creditors under the plan of reorganization primarily relating to the inability to locate and forward payments to those creditors. As of the date of this report no legal actions have been presented to the Company relating to non-payment
      of the creditors under the plan of reorganization.                              368,566
                                                                                     --------
                                                                                      432,940

      Less: Current portion                                                          (160,137)
                                                                                    ---------
                                                                                    $ 272,803
                                                                                    =========


     Required payments of principal on notes and loan payable at October 31, 2001, including current maturities, are summarized as follows:


                              2001                                                  $ 160,137
                              2002                                                    118,784
                              2003                                                    103,861
                              2004                                                     50,158
                                                                                    ---------
                                                                                    $ 432,940
                                                                                    =========


     Interest expense for the years ended October 31, 2000 and 1999 was $112,680 and $96,841, respectively.

NOTE 7 INCOME TAXES

     Income tax expense (benefit) for the years ended October 31, 2000 and 1999 is summarized as follows:


                                                                     2000              1999
                                                                  ---------         ----------
        Current:
          Federal                                                 $      --         $      --
          State                                                          --                --
        Deferred:
          Federal                                                   271,590            26,988
          State                                                      46,491             4,619
          Change in valuation allowance                            (318,081)          (31,607)
                                                                  ---------         ---------
        Income tax expense (benefit)                              $      --         $      --
                                                                  =========         =========


                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000


     The Company's tax expense differs from the "expected" tax expense for the years ended October 31, 2000 and 1999 (computed by applying the Federal Corporate tax rate of 34 percent to income before taxes), as follows:

                                                       2000           1999
                                                     ---------       ---------

     Computed "expected" tax expense                 $ 172,168       $  27,327
     State income tax - net of federal tax benefit      20,325           3,136
     Non-deductible expenses                                --           2,052
     Effect of net operating loss carryforwards       (192,493)        (32,515)
                                                     ---------       ---------
                                                     $      --       $      --
                                                     =========       =========

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at October 31 are as follows:

                                                       2000            1999
                                                     ---------       ---------
     Deferred tax liabilities:
       Depreciation:                                 $ (68,745)      $ (14,685)
                                                     ---------       ---------
     Total deferred tax liabilities                    (68,745)        (14,685)
                                                     ---------       ---------

     Deferred tax assets:
       Net operating loss carryforward                 167,244         339,411
       Stock based compensation                          1,275          93,127
                                                     ---------       ---------
     Total gross deferred tax assets                   168,519         432,538

     Less valuation allowance                          (99,774)       (417,853)
                                                     ---------       ---------
     Net deferred tax assets                            68,745          14,685
                                                     ---------       ---------
     Net deferred tax asset (liability)              $      --       $      --
                                                     =========       =========

     At October 31, 2000, the Company had net operating loss carryforwards of approximately $491,894 for income tax purposes, available to offset future taxable income expiring on various dates through 2020.

     The valuation allowance at November 1, 1999 was approximately $417,853. The net change in the valuation allowance during the year ended October 31, 2000 was a decrease of approximately $318,081.

NOTE 8 COMMITMENTS AND CONTINGENCIES

     (A) CONSULTING AGREEMENTS

     On May 13, 1999 the Company entered into a consulting agreement (the "Agreement") with a Financial Services Company (the "Consultant"). The Agreement does not specify any termination date but runs on six (6) months term renewable continually for 6 months. The services

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000


     provided by the Consultant comprise assisting the Company in strategic planning, structuring the Company's debt/equity strategy, and on a best efforts basis, helping the Company to obtain financing. As consideration for the services provided, the Company paid the Consultant a non-refundable consulting fee of $1,500 upon the signing of the Agreement. In addition, the Company agreed to compensate the Consultant for obtaining equity funding or facilitating a merger/acquisition or reorganization. The compensation will be based upon a percentage of funds raised or a percentage of equity or other consideration transferred in a fund raising or merger/acquisition, respectively, as stipulated in the Agreement. The contract was renewed on August 1, 2000 at $3,000 per month until February 1, 2001, the next contract renewal date.

     The Company entered into a consulting agreement with a former stockholder of Orthogen Corporation on August 28, 2000. The agreement is for a five-year period and is renewable. Compensation is stated at $26,000 per year plus expenses but is subject to change annually by the Board of Directors. The agreement also grants the consultant an option for 300,000 shares of common stock, exercisable in stages upon the reaching of certain sales product milestones by the Company.

     (B) EMPLOYMENT AGREEMENTS

     On November 1, 1997 (the "Effective Date"), the Company entered into three employment agreements (the "Agreements") with executives of the Company (the "Employees"). The Employees were engaged as the President and Chief Executive Officer ("CEO"), as the Vice President - Finance and Chief Financial Officer ("CFO") and as the Director International Sales & Marketing (Director) of the Company. The Agreements were established for terms of five years, four years, and two years, respectively from the Effective Date for the CEO, CFO and Director, respectively. These agreements automatically renew annually on October 31 for a term of five years, four years, and two years, respectively. The Agreements contain a confidentiality clause and a non-competition clause. As consideration for the Employees' performances, the Company agreed to pay as of the original contract date an annual base salary of $150,000 to the CEO, of $95,000 to the CFO, and of $65,000 to the Director, respectively. In addition, the Company agreed to award the Employees an annual bonus of not less than 10% of their respective base salaries. At the discretion of the Employees, the portion of the Employees' salaries and bonuses that are not taken during a given employment year will be paid in shares of the Company's common stock at a value equal to the Company's net worth divided by the number of shares issued and outstanding. For the years ended October 31, 1999 and 1998 the Employees permanently waived aggregate salaries of $130,000 and $131,000, respectively. In connection with these waivers, the Company issued 1,250,000 shares of common stock during the year ended October 31, 1999 and 625,515 shares (post-split See Note 9(A)) during the year ended October 31, 1998. There were no waivers during fiscal 2000.

     Pursuant to the merger with Orthogen Corporation (See Note 12) the Company entered into an employment agreement with an officer of Orthogen Corporation which granted an option for 300,000 shares exercisable in stages as certain sales milestones are reached.

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000


     (C) DISTRIBUTOR AGREEMENTS

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

     (D) CAPITAL LEASE AGREEMENTS

     The Company leases computer and operating equipment under a non-cancelable capital lease agreements. The capitalized cost and accumulated amortization of such equipment was approximately $355,821 and $132,329, respectively at October 31, 2000.

     Future minimum lease payments under the capital leases are as follows at October 31, 2000:

                                            Year       Amount
                                            ----      ---------

                                            2001      $  56,354
                                            2002         56,354
                                            2003         52,222
                                            2004         49,272
                                            2005         19,255
                                                      ---------
                                                        233,457

     Less: interest                                     (45,008)
     Obligation under capital lease - current           (38,581)
                                                      ---------
     Obligations under capital lease - long term      $ 149,868
                                                      =========

     (E) OPERATING LEASE AGREEMENTS

     The Company leases corporate office space and office equipment under operating leases. The leases have remaining terms varying from the years 2000 through 2001. Future minimum lease payments for the operating leases are as follows at October 31, 2000:

                                        Year Ending        Amount
                                        -----------       ---------

                                            2001             65,670
                                                          ---------
                                                          $  65,670
                                                          =========

     Rent expense under these operating leases for the years ended October 31, 2000 and 1999, aggregated $79,262 and $62,856, respectively.

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000


     (F) ROYALTY AGREEMENT

     Pursuant to a settlement agreement incorporated by reference in the Company's Amended Plan of Reorganization (See Note 1(A)), the Company is obligated to make royalty payments to a general creditor, in addition to payments on his general unsecured claim, for the Company's continued sale of certain dental implant products. These payments are to continue for a period of ten years following confirmation of the Company's Amended Plan of Reorganization in February 1997. Payments will be made based upon a schedule as stipulated in the settlement agreement, up to a maximum of 2% of the total net sales of certain products, as defined in the settlement agreement. The Company expensed $46,987 and $20,985 for royalties under this agreement for the years ended October 31, 2000 and 1999, respectively.

NOTE 9  STOCKHOLDERS' EQUITY

     (a) AUTHORIZED COMMON AND PREFERRED STOCK

     On April 22, 1998, the Company effected a one for ten reverse stock split and cancelled and eliminated all classes of preferred stock. The Company also amended its certificate of incorporation so that it currently has 10,000,000 authorized shares of $.01 par value common stock. All share and per share information in the 2000 and 1999 financial statements give effect to these capital stock transactions.

     (b) STOCK ISSUED AS COMPENSATION

     Although the Company has not established any formal stock compensation plans, during 1999 Bio-Lok issued what would be considered non-variable compensatory stock. The Company issued 1,511,000 shares in 1999 (Post-Split) of common stock to certain officers, employees, directors and clinicians. In 1999 the fair market value of the stock was considered to be equal to one-half the book value price of $.14 or $.07 per share, and accordingly $105,770 was recorded as expense in 1999. No stock was issued during 2000.

NOTE 10  STOCK OPTIONS AND WARRANTS

     (a) STOCK OPTIONS GRANTED UNDER EMPLOYMENT AND CONSULTING AGREEMENTS

     During prior years the Company has granted stock options to certain consultants, employees and others. In accordance with SFAS 123, for options granted to employees, the Company applies APB Opinion No. 25 and related interpretations in accounting for the options issued. Accordingly, no compensation cost has been recognized for options issued under the employment agreement. Had compensation cost been determined based on the fair market value at the grant date, consistent with SFAS 123, the Company's net income and earnings per share amounts would not have changed in 1999 and 2000.

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000


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

     A summary of the stock options issued under the employment and consulting agreements as of October 31, 2000 is presented below:


                                                          Number of   Weighted Average
                                                            Options    Exercise Price
                                                          ---------    --------------
     STOCK OPTIONS
       Balance at beginning of period                        10,000       $   2.50
       Granted                                            1,621,000            .35
       Exercised                                                 --             --
       Forfeited                                            (10,000)          2.50
                                                          ---------       --------
       Balance at end of period                           1,621,000       $    .35
                                                          =========       ========
     Options exercisable at end of period                   200,000       $   1.88

     Weighted average fair value of options granted
       during the period                                  1,621,000       $    .35


     The following table summarizes information about stock options at October 31, 2000:


                          Options Outstanding                                          Options Exercisable
       ---------------------------------------------------------------------       ----------------------------
                                                 Weighted
                                                  Average         Weighted                            Weighted
          Range of            Number             Remaining         Average            Number           Average
          Exercise        Outstanding at        Contractual        Exercise        Exercisable at     Exercise
           Price          Oct. 31, 2000            Life             Price          Oct. 31, 2000        Price
         ---------        --------------        -----------       ---------        --------------     ---------

         $     .10             26,000              3.0             $ .10                   --           $ .10
         $     .25            821,000              6.30            $ .25                   --           $ .25
         $     .75            100,000              4.13            $ .75              100,000           $ .75
         $    3.00            100,000              4.13            $3.00              100,000           $3.00
         $      (*)           600,000                --            $  --                   --           $  --
         ---------          ---------              ----            -----              -------           -----
         $  0-3.00          1,621,000              4.42            $ .35              200,000           $1.88
         =========          =========              ====            =====              =======           =====


     (*) Performanced based options (See Note 8(A) and (B)).

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000


     (b) STOCK PURCHASE WARRANTS

     (i) In connection with the revolving loan obtained from Capital Business Credit in April 1997 (see Note 5), the Company issued warrants to Capital Business Credit to purchase 135,000 shares of the Company's common stock. The warrants are exercisable between April 29, 1999 and April 28, 2002 at an exercise price of $0.50 per share. As of October 31, 2000, none of the warrants were exercised.

     (ii) During 1998, the Company issued warrants to purchase 20,000 shares of the Company's common stock to two consultants. The warrants are exercisable between October 25, 1998 and September 30, 2003 at an exercise price of $0.10 per share. As of October 31, 2000, none of the warrants were exercised.

NOTE 11  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     During fiscal 1999, 55% of the Company's total revenues were derived from sales to three customers. In fiscal 2000, 73% of total revenues came from three customers. The Company's international sales represent 83% and 91% of the total sales for 1999 and 2000, respectively. At October 31, 2000, 66% of accounts receivable were due from four customers (See Note 2). Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of accounts receivable. The Company's allowance for doubtful accounts is based upon management's estimates and historical experience. The Company performs ongoing credit evaluations of its customers.

     To insure against extraordinary losses on the major account concentration Bio-Lok International, Inc. maintains a receivable credit insurance on its major international accounts. The policy is prepaid for $1,000,000 of sales and covers $360,000 of account receivables outstanding. Credit is individually evaluated and assigned by EULER American Credit Indemnity. Additionally, credit and country risk is continually evaluated to minimize risk and added collateral and guaranties are requested and/or obtained.

NOTE 12  BUSINESS COMBINATION

     In March Bio-Lok International completed the merger with Orthogen Corporation by exchanging 400,000 shares of its common stock for all of the common stock of Orthogen. The merger has been accounted for as a pooling of interest and accordingly all prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of Bio-Lok International. The following information presents certain income statements data of the separate companies for the periods preceding the merger.

                          BIO-LOK INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED OCTOBER 31, 2000



                                     2000                    1999
                                  -----------             -----------
     Net Sales
           Bio-Lok                $ 2,441,997             $ 1,511,975
           Orthogen                        --                 143,918
                                  -----------             -----------
                                  $ 2,441,997             $ 1,655,893
                                  ===========             ===========
     Net Income (loss)
           Bio-Lok                $   612,956             $    80,374
           Orthogen                  (106,580)                  6,295
                                  -----------             -----------
                                  $   506,376             $    86,669
                                  ===========             ===========

     There were no material transactions between Bio-Lok and Orthogen prior to the merger. The effects of conforming Orthogens accounting policies to those of Bio-Lok were not material.

NOTE 13 SUBSEQUENT EVENTS

     (a) CONSULTING AGREEMENT

     The Company entered into a consulting agreement with an individual domiciled in England for the purpose of obtaining distributors throughout Europe. This agreement calls for a monthly retainer of $1,000 and a commission of 6% for the first two years and 3% for the next three years on the sales of new distributors acquired by this individual for Bio-Lok International, Inc.

     (b) DISTRIBUTION AGREEMENTS

     The Company is in the process of negotiating potential distribution agreements with entities in Canada, Brazil, United Arab Imirates and China. Additionally, the Company is negotiating a royalty agreement with an individual in Spain for a new design of healing and final abutment.

     (c) ASSET ACQUISITION

     The Company acquired through capital leases aggregating $60,000 a new AS/400 processor and a Nomura CNC Lathe machine. Additionally, the Company purchased a new operating system from Harris Corporation for approximately $38,700 and an annual renewal license fee for 5 years for approximately $29,900. The balance of this acquisition is being paid through a two-year note at a rate of 10.88%.

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

HISTORICAL RESULTS


                                                                       as of October 31,
($ in thousands except         -------------------------------------------------------------------------------------------------
 per share amounts)              2000      1999     1998      1997      1996      1995      1994      1993      1992      1991
                               -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
INCOME STATEMENT DATA                      (1)
Operating Results
NET SALES ..................   $ 2,442   $ 1,656   $ 1,436   $ 1,405   $ 1,583   $ 1,373   $ 1,089   $ 1,351   $ 1,271   $   771
Cost of Goods Sold .........       618       455       468       455       603       784       128       544       518       799
GROSS PROFIT ...............     1,824     1,201       968       950       980       589       961       807       753       (28)
Selling Expenses ...........       200       193       305       310       360       760       483
General & Administrative ...     1,017       825       912       636       530       663       693       491       510       400
Other Income & Extraordinary
   Items (loss) ............      (100)      (96)     (105)      687       (84)      (79)       14        13        45        24
NET INCOME .................       506        86      (354)      734         6      (913)     (234)      303       288      (452)

Net Income per share
   - diluted (2) ...........   $   .08   $   .01   $  (.09)  $   .42   $    --   $  (.87)  $  (.38)  $  (.47)  $   .44   $  (.78)

PROFITABILITY RATIOS

As a percent of sales:
   Gross Profit ............      74.7 %    72.5 %    67.0 %    67.6 %    61.9 %    42.9 %    88.2 %    59.7 %    59.2 %      -- %
   Net Income (loss) .......      20.7       5.2     (24.7)     52.2      (5.2)    (66.5)    (21.5)     22.4      22.7     (58.6)
Return on average equity ...       8.4       1.4     (51.9)    141.9       (--)      (--)     64.0     180.0       (--)      (--)

FINANCIAL CONDITION

Current Assets .............   $ 1,837   $ 1,391   $ 1,089   $ 1,677   $ 1,542   $ 1,365   $ 1,468   $   970   $   699   $   356
Net Fixed Assets ...........       404       199       242       321       230       266       198       266       243       337
Assets .....................     2,453     1,894     1,903     2,013     1,973     1,776     1,666     1,236       948       696
Current Liabilities ........       756       819       850       573     2,136     1,866     1,357       563       521       662
Long Term Debt .............       423       330       485       643        76       130        39        48       106        34
Shareholders' Equity .......     1,275       764       568       796      (239)     (220)      270       625       321         0

Current Ratio ..............       2.4       1.7       1.3       2.9        .7        .7       1.1       1.7       1.3        .5
Long-term debt to equity ...      33.2 %    43.1%     85.4%     80.8%     31.8)%   (60.1)%    14.5 %     7.7 %    33.0 %      (-)%

OTHER DATA

Working Capital ............   $ 1,081   $   572   $   239   $ 1,104    $ (594)  $  (501)  $   111   $   406   $   178   $   307
Cash flow from operations ..       208       108       (18)     (404)       21      (589)     (217)      176       150       n/a
Capital expenditures .......        34         7        10       193        97       290       (19)     (103)       (8)        0
Depreciation and
   amortization ............        76        63        85       102        89        79        87        80        77        75
Number of employees ........        19        14        13        16        17        25        26        13        13        18
-----------------------------------------------------------------------------------------------------------------------------------


(1) Reflects numbers restated to take into consideration the acquisition of Orthogen Corporation.

(2) 1997 and prior recast to reflect impact of the reverse split of 10 to 1 recorded March 1998.

QUARTERLY RESULTS FOR 2000 TO 1999.

                                              2000             1999 (1)
                                            --------           --------
                                            ($ 000's)          ($ 000's)
Fourth Quarter Ending October 31,
         Net Sales .......................   $   599            $   601
         Gross Profit ....................       525                527
         Income from Operations ..........       101                 63
         Net Income ......................       134                 92
         Total Assets ....................     2,453              1,894

Third Quarter Ending July 31,
         Net Sales .......................   $   725            $   425
         Gross Profit ....................       533                252
         Income from Operations ..........       214                 80
         Net Income ......................       155                 41
         Total Assets ....................     2,400              1,874

Second Quarter Ending April 30,
         Net Sales .......................   $   665            $   375
         Gross Profit ....................       464                257
         Income from Operations ..........       187                 69
         Net Income ......................       152                 12
         Total Assets ....................     2,256              1,958

First Quarter Ending January 31,
         Net Sales .......................   $   453            $   255
         Gross Profit ....................       302                165
         Income from Operations ..........       105                (29)
         Net Income ......................        65                (58)
         Total Assets ....................     1,870              1,931

(1) Reflects restatement of 4th Quarter results to include Orthogen Corporation for 1999.

MARKET INFORMATION FOR COMMON STOCK

COMMON STOCK DATA


                                               2000      1999      1998      1997      1996      1995       1994
                                              ------    ------    ------    ------    ------     -----     -----
Didends declares per share................       -0-       -0-       -0-       -0-       -0-       -0-       -0-
Average shares o/s  (thousands)(a)........     6,058     4,987     3,926     1,738     1,240       974       666
Year-end book value per share.............    $  .21    $  .13    $  .14    $  .23    $ (.17)    $(.21)    $ .44
Number of shareholders at year-end(b).....       584       577       562       562       480       456       418

(a)  Recast to reflect the impact of the reverse split of 10 to 1 recorded 3/98.

(b) Does not include shareholders who's stock is held in a Brokerage Firms' name.

The Company's common stock is listed on the NASDAQ Bulletin Board. Limited stock trading activity was registered during 2000; hence, no composite stock price range can be reported.

OFFICE OF THE CHAIRMAN

Bruce L. Hollander      -     Chairman of the Board and Chief Executive Officer

Peter Baronoff          -     Vice-Chairman of the Board

Ingo K. Kozak           -     Chief Financial Officer and Secretary



BOARD OF DIRECTORS

Alexander, Harold                President of Orthogen Corporation; Ph. D.

Baronoff, Peter(1)               Chairman of the Board and Chief Executive
                                 Officer of Sun Capital Inc.

Hollander, Bruce L.(1*)(2*)(3)   Director, Chairman of the Board and President
                   (4)           of Bio-Lok International Inc.

Koslow, Howard B.(3)(4)          President, Chief Operating Officer and Chief
                                 Financial Officer of Sun Capital, Inc.

Kozak, Ingo K.(1)(3*)(4*)        Director, Secretary, Chief Financial Officer
                                 and VP-Finance of Bio-Lok International Inc.

Sadowsky, Carl H.                Doctor of Medicine.

Smith, Neil(2)(4)                Retired. Past Co-Chairman and Chief Financial
                                 Officer of Express Shade, Inc.

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

                              CORPORATE INFORMATION

HEADQUARTERS AND OFFICES

312 S. Military Trail, Deerfield Beach, Florida 33442; Telephone (954) 698-9998; Fax (954)698-9925; E-mail address: biolok@biolok.com and web site www.biolok.com


TRANSFER AGENT AND REGISTRAR

Interwest Transfer Company, P.O. Box 17136, Salt Lake City, Utah 84117; tele.
(801) 272-9294. Notices regarding changes of address and inquiries regarding lost dividend checks, lost or stolen stock certificates and transfer of stock should be directed to the transfer agent.


COMMON STOCK

The common stock of Bio-Lok International Inc. is traded under the symbol BLII on the NASD OTC Bulletin Board market.

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

ANNUAL MEETING

The Annual Meeting of Shareholders for 2000 was held at 4:00 PM on Wednesday, March 22, 2000, and the next Annual Meeting is scheduled for March 7, 2001, at the headquarters of the corporation at 312 S. Military Trail, Deerfield Beach, Florida 33442.

AFFIRMATIVE ACTION

Bio-Lok International Inc. is an equal opportunity employer. Bio-Lok also supports affirmative action programs for minorities and women, including the economic development of business, education and training, and recruiting.